

July 31, 2019

Michael Jaffa
General Counsel
Genius Brands International, Inc.
301 N. Canon Drive, Suite 305
Beverly Hills, CA 90210

>   **Re: Genius Brands International, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 23, 2019**
>   **File No. 333-232762**

Dear Mr. Jaffa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Jeffrey Schultz